EXHIBIT 99.2

RADA ELECTRONIC INDUSTRIES AND DRS TECHNOLOGIES TEAM FOR THE NORTH AMERICAN AESA RADAR MARKET

Netanya, Israel, 31 March 2015 RADA Electronic Industries of Netanya, Israel  announced today that it has signed a strategic teaming agreement with DRS Technologies, Inc. to bring RADA’s tactical active electronically scanned array (AESA) radar technology into the North American market.

Under this agreement, DRS will market, sell, produce and support tactical AESA radars as part of its tactical radar portfolio. The combination of RADA’s technology along with DRS market presence, customer awareness, engineering, and production capabilities is expected to produce significant interest in the North American defense industry market.

“We are excited to be able to offer our customers RADA’s proven technology that offers enhanced hostile-fire protection for our troops,” said Joseph Matteoni, Vice President/General Manager of DRS Sustainment Systems, Inc.  “RADA’s cost-effective detection technology will allow DRS to continue its legacy of meeting the challenging needs of our growing radar customer base,” Matteoni said.

Zvi Alon, RADA’s CEO, added: “We value the North American market as the most promising growth market for our tactical radars technology, and are confident that this agreement will facilitate the adoption of this technology and growth of our radars business”.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details:
RADA
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com